EXHIBIT 99.3

AMENDMENT AGREEMENT

This Amendment Agreement (this “Amendment”) is entered into as of the 7th day of March, 2009, among (i) FirstService Delaware, LP, a Delaware limited partnership (the “Company”); (ii) FirstService Corporation, an Ontario corporation (the “Parent” and together with the Company, the “Obligors”); and (iii) the holders of the 6.40% Guaranteed Senior Secured Notes due 2015 signatories hereto (together with their respective successors and assigns, the “2003 Noteholders”).

WHEREAS the Company issued and sold U.S. $50,000,000 in aggregate principal amount of its 6.40% Guaranteed Senior Secured Notes due 2015 (the “2003 Notes”) pursuant to a note and guarantee agreement, dated as of September 29, 2003, among the Company, the Parent and each of the purchasers listed on Schedule A thereto, as amended by that certain Amendment Agreement, dated as of April 1, 2005, (said agreement, as in effect immediately prior to the effectiveness of this Amendment, being referred to herein as the “Existing 2003 Note and Guarantee Agreement” and, as amended pursuant to this Amendment and as may be further amended, modified or supplemented from time to time, being referred to herein as the “2003 Note and Guarantee Agreement”); and

WHEREAS the Company issued and sold U.S. $100,000,000 in aggregate principal amount of its 8.06% Guaranteed Senior Secured Notes due 2011 (the “ 2001 Notes” and together with the 2003 Notes, collectively, the “Notes”) pursuant to a note and guarantee agreement, dated as of June 21, 2001, among the Company, the Parent and each of the purchasers listed on Schedule A thereto (the “2001 Noteholders”), as amended by that certain Omnibus Amendment Agreement, dated as of September 29, 2003, as further amended by that certain Amendment Agreement, dated as of April 1, 2005 (and as may be further amended, modified or supplemented from time to time, being referred to herein as the “2001 Note and Guarantee Agreement” and together with the Existing 2003 Note Agreement collectively, the “Note and Guarantee Agreements”); and

WHEREAS, certain Subsidiaries of the Parent executed and delivered guarantees (the “Subsidiary Guarantors”) providing, among other things, for the guarantee by each such Subsidiary Guarantor of the obligations of the Company with respect to the Note and Guarantee Agreements and the Notes (collectively, and as may be amended, modified or supplemented, the “Subsidiary Guarantees”); and

WHEREAS, in connection with the issuance and sale of the Notes, the Obligors granted security interests in, and liens upon, certain of their respective properties and assets (the “Noteholder Collateral”) in favor of the Noteholder Collateral Agent, for the benefit of itself and the 2003 Noteholders and 2001 Noteholders, in order to secure the Obligors’ respective obligations under the terms of the Note and Guarantee Agreements, the Notes and the Subsidiary Guarantees, as applicable; and

WHEREAS, in order to induce the 2003 Noteholders to enter into this Amendment, the Company, the Parent and the 2003 Noteholders have agreed, subject to the terms and conditions set forth herein, to amend certain provisions of the Existing 2003 Note and Guarantee Agreement as hereinafter set forth.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Definitions.

Capitalized terms used herein without definition shall have the same meanings assigned to them in the Existing 2003 Note and Guarantee Agreement.

2.
Amendments.  Effective as of the Amendment Effective Date (defined below) and in reliance upon the representations and warranties of the Obligors set forth in the Financing Documents and in this Amendment, the Existing 2003 Note and Guarantee Agreement is hereby amended as follows:

(a)	Schedule B of the Existing 2003 Note and Guarantee Agreement is hereby amended by amending and restating the definition of “Fixed Charge Coverage Ratio” with the following:

““Fixed Charge Coverage Ratio” means, in respect of any period, the quotient obtained by dividing (a) the amount (as numerator) obtained by subtracting (i) capital expenditures (other than acquisition expenditures) of the Guarantor and its Subsidiaries for such period and (ii) cash income taxes paid by the Guarantor and its Subsidiaries during such period from (iii) EBITDA for such period, by (b) the sum (as denominator) of (i) interest expense on Total Debt for such period, (ii) scheduled principal repayments and Capital Lease principal payments of the Guarantor and its Subsidiaries for such period and (iii) dividends paid by the Guarantor during such period.  In calculating such interest expense, there shall be included the total of all items properly classified as interest expense for the Guarantor and its Subsidiaries for such period determined in accordance with U.S. GAAP on a consolidated basis.  In addition, for purposes of this definition and determining compliance with Section 10.6, the Company may elect, on no more than four occasions, to increase actual EBITDA by $7,500,000 for any period of four consecutive fiscal quarters (and such increased EBITDA shall be used to determine compliance with such Section 10.6); provided that

(i) such increase shall not carry over to any succeeding period of four consecutive fiscal quarters (although, subject to the following clause (ii) and the limitation on the aggregate number of elections, a separate election may be made in respect of any such succeeding period),

(ii) such an election can be made for up to, but not more than, three consecutive four fiscal quarter periods,

(iii) the Obligors have, during the last quarter of any four fiscal quarter period as to which such election is made, average daily undrawn revolving credit, as to which they could satisfy all conditions to borrowing, of at least $50,000,000 under the Credit Agreement, and

(iv) the Guarantor is in compliance with Section 10.5 as of the last day of such four fiscal quarter period (determined on the basis that cash-on-hand is not deducted in determining Total Debt).

Each such election shall be made by giving written notice thereof to all holders of Notes prior to the end of the four fiscal quarter period to which it shall apply.”

(b) Section 26 of the Existing 2003 Note and Guarantee Agreement is hereby amended by adding the following new Section 26.8 thereto to read as follows:

“26.8 Statement of Financial Accounting Standards.

"For purposes of determining compliance with the financial covenants contained in this Agreement, any election by the Guarantor (for itself or its Subsidiaries), or requirement, to adopt, an accounting principle or standard of the Financial Accounting Standards Board, the International Accounting Standards Board or similar accounting entity promulgated after the date hereof, including, but not limited to, any election by the Guarantor (for itself or its Subsidiaries) or requirement to measure an item of Indebtedness using fair value (as permitted by Statement of Financial Accounting Standards No. 159 and International Accounting Standard 39 or any similar accounting standard), shall be disregarded and such determination shall be made as if such election or requirement had not been made or imposed, as the case may be.”

3.	Representations and Warranties.

To induce the 2003 Noteholders to enter into this Amendment and to consent to the Amendment, each of the Obligors represents and warrants to the 2003 Noteholders as follows (it being agreed, however, that nothing in this Section 3 shall affect any of the representations and warranties previously made by any of the Obligors in or pursuant to the Financing Documents, and that all of such other warranties and representations, as well as the warranties and representations in this Section 3, shall survive the effectiveness of the Amendment):

(a)	Organization; Power and Authority.

Such Obligor is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and is duly qualified as a foreign corporation and is in good standing in each jurisdiction in which such qualification is required by law.  Such Obligor has the necessary corporate power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver this Amendment and to perform the provisions hereof.

(b)	Authorization, etc.

This Amendment has been duly authorized by all necessary corporate action on the part of such Obligor, and, assuming due authorization, execution and delivery by the other parties thereto, this Amendment constitutes a legal, valid and binding obligation of such Obligor, enforceable against such Obligor in accordance with its terms, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c)	Compliance with Laws, Other Instruments, etc.

The execution, delivery and performance by such Obligor of this Amendment will not:

(i)           contravene, result in any breach of, or constitute a default under, or result in the creation of any lien in respect of any property of such Obligor or any Subsidiary thereof under any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter or by-laws, or any other agreement or instrument to which such Obligor or any

Subsidiary thereof is bound or by which any of their respective properties may be bound or affected,

(iv) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to such Obligor or any Subsidiary thereof, or

(v) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to such Obligor or any Subsidiary thereof.

(d)	Governmental Authorizations, etc.

No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by such Obligor of this Amendment.

(e)	Warranties and Representations True.

All representations and warranties made by the Obligors in the Financing Documents continue to be true and correct as of the Amendment Effective Date (except to the extent made with respect to a specified date) with the same force and effect as if made by the Obligors on the date hereof and set forth herein in full.

(f)	No Defaults.

No Default or Event of Default exists.

4.	Effectiveness.

The Amendment shall become effective only upon the date (the “Amendment Effective Date”) that all of the following conditions precedent shall have been satisfied in full:

(a)           the 2003 Noteholders shall have received a counterpart hereof, duly executed and delivered by each Obligor;

(b)           the representations and warranties of the Obligors made in Section 3 of this Amendment shall be true and correct in all respects as of the Amendment Effective Date;

(c)           the 2001 Noteholders shall have entered into an amendment of the 2001 Note and Guarantee Agreement in form and substance satisfactory to the 2003 Noteholders; and

(d)           each of the Subsidiary Guarantors shall have executed the Ratification and Confirmation attached hereto.

5.	Expenses.

Whether or not the Amendment becomes effective, the Obligors will promptly (and in any event within thirty days of receiving any statement or invoice therefor) and jointly and severally pay all fees, expenses and costs relating to this Amendment, including, but not limited to, the reasonable fees of special counsel to the 2003 Noteholders incurred in connection with the preparation, negotiation and delivery of this Amendment, and any other documents related thereto.

6.	Miscellaneous.

(a)           Section Headings.

The titles of the Sections of this Amendment appear as a matter of convenience only, do not constitute a part hereof and shall not affect the construction hereof.  The words “herein,” “hereof,” “hereunder” and “hereto” refer to this Amendment as a whole and not to any particular Section or other subdivision.  References to Sections are, unless otherwise specified, references to Sections of this Amendment.

(b)           Governing Law.

THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK, EXCLUDING CHOICE-OF-LAW PRINCIPLES OF THE LAW OF SUCH STATE THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF A JURISDICTION OTHER THAN SUCH STATE.

(c)           Successors and Assigns.

This Amendment shall inure to the benefit of and be binding upon the successors and assigns of each of the parties hereto.

(d)           Execution in Counterpart.

This Amendment may be executed in one or more counterparts and shall be effective when at least one counterpart shall have been executed by each party hereto, and each set of counterparts that, collectively, show execution by each party hereto shall constitute one duplicate original. Any signature delivered via electronic transmission (e-mail, facsimile, etc.) shall be deemed to be an original signature hereto for purposes of the effectiveness of this Amendment.

(e)           Ratification.

(iv) Each of the Obligors hereby adopts again, ratifies and confirms in all respects, as its own act and deed, the Existing 2003 Note and Guarantee Agreement and the 2003 Notes and acknowledges (A) that, except as expressly amended by this Amendment, all terms, conditions and covenants contained in the Existing 2003 Note and Guarantee Agreement are hereby ratified and shall continue in full force and effect and (B) that as of the Amendment Effective Date, it has no claim or cause of action against any 2003 Noteholder (or any of its respective directors, officers, employees or agents) or any offset right, counterclaim or defense of any kind against any of its obligations, indebtedness or liabilities to any 2003 Noteholder.

(v) This Amendment shall be construed in connection with and as a part of the Existing 2003 Note and Guarantee Agreement.  Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this Amendment may refer to the Existing 2003 Note and Guarantee Agreement without making specific reference to this Amendment, but nevertheless all such references shall include this Amendment unless the context otherwise requires.

(vi) This Amendment shall not, under any jurisdiction whatsoever, be deemed to be or be construed as a novation of the respective rights and obligations of the parties hereto under the 2003 Note and Guarantee Agreement, the 2003 Notes, the Subsidiary Guarantees or any of documents executed in connection therewith.

(f)           Release of Certain Subsidiary Guarantors.

Greenspace Services Ltd and Greenspace Corporation (individually a “Released Subsidiary Guarantor” and collectively, the “Released Subsidiary Guarantors”) shall be released from the Existing 2003 Note and Guarantee Agreement upon each such Subsidiary Guarantor’s respective dissolution and termination of corporate existence so long as all assets held by such Subsidiary Guarantor are transferred to any or all of the remaining Obligors.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective proper and duly authorized officers as of the day and year first above written.

COMPANY:

FIRSTSERVICE DELAWARE, LP
By:	FirstService Corporation, its General Partner
By: /s/______________________
Name: John B. Friedrichsen
Title: Senior Vice President and
Chief Financial Officer

PARENT:

FIRSTSERVICE CORPORATION

By: /s/________________________________
Name: John B. Friedrichsen
Title: Senior Vice President and Chief Financial Officer

2003 NOTEHOLDERS:

THE PRUDENTIAL INSURANCE COMPANY
OF AMERICA

By:____/s/____________________________
Name:      Engin Okaya
Title:        Vice President

BAYSTATE INVESTMENTS, LLC
By:           Prudential Private Placement Investors, L.P.,
as Investment Advisor
By:           Prudential Private Placement Investors, Inc.,
General Partner

By:____/s/____________________________
Name:      Engin Okaya
Title:        Vice President

MUTUAL OF OMAHA INSURANCE COMPANY
By:           Prudential Private Placement Investors, L.P.,
as Investment Advisor
By:           Prudential Private Placement Investors, Inc.,
General Partner

By:____/s/____________________________
Name:      Engin Okaya
Title:        Vice President

UNITED OF OMAHA LIFE INSURANCE COMPANY
By:           Prudential Private Placement Investors, L.P.,
as Investment Advisor
By:           Prudential Private Placement Investors, Inc.,
General Partner

By:____/s/____________________________
Name:      Engin Okaya
Title:        Vice President

RATIFICATION AND CONFIRMATION

SUBSIDIARY GUARANTORS:

The undersigned hereby ratify and confirm their obligations pursuant to the Existing 2003 Note and Guarantee Agreement and the 2003 Notes (in each case as defined in the foregoing Amendment Agreement (the “Agreement”) and consent to the amendments and other actions effected by the Agreement.

FIRSTSERVICE ACQUISITIONCO INC.

By:____/s/____________________________
Name:      John B. Friedrichsen
Title:        Secretary

GREENSPACE CORPORATION
GREENSPACE SERVICES LTD.

By:____/s/____________________________
Name:      John B. Friedrichsen
Title:        President

FIRSTSERVICE CAM HOLDINGS, INC.
FIRSTSERVICE (USA), INC.

By:____/s/____________________________
Name:      John B. Friedrichsen
Title:        Assistant Secretary

FIRSTSERVICE DELAWARE CAM, INC.

By:____/s/____________________________
Name:      John B. Friedrichsen
Title:        Secretary

2156593 ONTARIO LIMITED

By:_____/s/___________________________
Name:      John B. Friedrichsen
Title:        Chief Financial Officer

FIRSTSERVICE ADMINISTRATION GP
By:           2156593 Ontario Limited,
its Partner

By:____/s/________________________
Name:      John B. Friedrichsen
Title:        Chief Financial Officer